The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


05005678

January 28, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Financial Results for the Third Quarter of Fiscal Year 2004

Explanatory Material
3rd Quarter of Fiscal Year 2004
ended on Dec. 31, 2004

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 2/10

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By ______________________

Name : Tsukasa Tanigawa
Title: Joint General Manager

RECEIVED
2005 JAN 31 P 3:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Explanatory Material

3rd Quarter of Fiscal Year 2004 ended on Dec. 31, 2004

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Legal Disclaimer

Regarding forward-looking Statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust & Banking Co., Ltd. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

1. Summary of the financial results for the 3rd quarter of FY2004

(Consolidated)

		Millions of Yen			
		3Q			Full FY2003
		FY2004	FY2003	Change	
Gross profits(*1)	1	**197,244**	187,640	9,604	279,911
Net trust fees	2	**46,982**	41,787	5,195	76,401
Principal guaranteed trust a/c credit costs	3	**4,850**	3,687	1,162	4,678
Net interest income	4	**108,308**	81,405	26,903	119,709
Net fees and commissions	5	**44,275**	36,804	7,471	52,827
Net gains on trading	6	**2,363**	2,692	-329	3,760
Others	7	**-4,685**	24,950	-29,635	27,212
General & administrative expenses	8	**102,160**	97,937	4,223	132,716
Net transfer to general reserves	9	**-**	-	-	-
Banking a/c credit costs	10	**3,559**	12,752	-9,192	19,256
Net gains on stocks	11	**12,041**	9,042	2,999	25,723
Net income from affiliates by equity method	12	**1,193**	-1,840	3,033	99
Others	13	**-5,840**	-11,637	5,796	-18,070
Net operating income	14	**98,917**	**72,514**	**26,403**	**135,690**
Extraordinary income(*2)	15	**21,066**	7,229	13,836	2,965
Reversal of reserves(*3)	16	**16,971**	4,722	12,249	1,157
Net income before income taxes	17	**119,983**	79,743	40,240	138,656
Income taxes	18	**1,244**	729	514	1,201
Deferred income taxes	19	**41,630**	30,776	10,854	54,025
Minority interest	20	**2,658**	2,854	-195	3,798
Net income	21	**74,450**	45,383	29,066	79,629

(*1) Starting from 1HY2004, trust fee accounting rule is changed from cash basis to accrual basis.
Effect of the change is 6,204 million yen.
(*2) Profit from change in equity, 5,476 million yen, is included in the extraordinary income for the 3rd quarter.
(*3) Due to the reversal of reserves, the amount is included in the extraordinary income.

		FY2004	FY2003	Change	Full FY2003
Total credit costs (3 + 9 +10 - 16)	22	**-8,561**	11,717	-20,279	22,777

		FY2004	FY2003	Change	Full FY2003
Net business profit before credit costs	23	**102,510**	90,704	11,805	153,619

<Number of subsidiaries/ affiliates>

	Dec. 2004	Mar. 2004	Change	Sep. 2004
Consolidated subsidiaries	**19**	18	1	18
Affiliates (subject to the equity method)	**9**	5	4	5

(Non-consolidated)

		Millions of Yen			
		3Q			Full FY2003
		FY2004	FY2003	Change	
Gross profits(*1)	1	**173,475**	166,157	7,317	252,327
excluding Net gains on bonds (1-6-12)	2	**155,449**	158,656	-3,206	224,296
Net trust fees	3	**46,982**	41,787	5,195	76,401
Principal guaranteed trust a/c credit costs	4	**4,850**	3,687	1,162	4,678
Trust fees from principal guaranteed trust a/c	5	**20,475**	24,160	-3,684	33,742
Net capital gains on sale of securities	6	**-**	-501	501	-472
Other trust fees	7	**31,357**	21,314	10,042	47,338
Net interest income	8	**106,045**	78,616	27,429	117,448
Net fees and commissions	9	**22,756**	18,128	4,628	27,531
Net gains on trading	10	**2,363**	2,692	-329	3,760
Others	11	**-4,672**	24,932	-29,604	27,186
Net capital gains on bonds	12	**18,025**	8,002	10,022	28,503
Net gains on financial derivatives	13	**-24,616**	14,831	-39,447	-5,044
General and administrative expenses	14	**83,978**	82,315	1,662	111,974
Net business profit before credit costs (1+4-14)	15	**94,347**	**87,529**	**6,817**	**145,031**
excluding Net capital gains on bonds (15-6-12)	16	**76,321**	80,028	-3,706	117,000
Net transfer to general reserves	17	**-**	-	-	-
Net business profit	18	**89,496**	83,841	5,654	140,352
Net non-recurring profit	19	**-1,115**	-17,945	16,830	-18,241
Net gains on stocks	20	**11,676**	8,959	2,717	25,640
Banking a/c net credit costs	21	**3,528**	12,702	-9,174	19,141
Others	22	**-9,263**	-14,202	4,938	-24,740
Net operating income	23	**88,381**	**65,896**	**22,485**	**122,110**
Extraordinary income	24	**15,881**	7,946	7,934	3,887
Reversal of reserves(*2)	25	**17,207**	5,345	11,861	1,986
Net income before income taxes	26	**104,263**	73,843	30,419	125,998
Income taxes	27	**64**	68	-3	104
Deferred income taxes	28	**40,808**	28,934	11,873	51,965
Net income	29	**63,390**	**44,839**	**18,550**	**73,928**

(*1) Starting from 1HY2004, trust fee accounting rule is changed from cash basis to accrual basis.
Effect of the change is 6,204 million yen.

(*2) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (4 + 17 + 21 - 25)	30	**-8,828**	11,044	-19,872	21,833

<For reference> Financial results for FY2003

	Billions of Yen		
			FY2003
		3QFY2003	
	1HFY2003		
Gross profit before credit costs	132.9	169.8	257.0
Trust fees from principal guaranteed trust a/c, Net gains on trading, and others (5+8+10+11)	102.9	130.4	182.1
Other trust fees and Net fees and commissions (7+9)	29.9	39.4	74.8
General and administrative expenses	55.5	82.3	111.9
Net business profit before credit costs	77.3	87.5	145.0
Net non-recurring profit and Principal guaranteed trust a/c credit costs (19+4)	-15.0	-21.6	-22.9
Net operating income	62.3	65.8	122.1
Net income	40.3	44.8	73.9

(Numbers in parentheses represent line items in the table above)

2. Forecast for FY2004

There is no change in the forecast of business performance and dividend for the full FY2004, which we announced on November 24, 2004.

(Consolidated)

	Billions of Yen				
	FY2004			FY2003	Change
	Full FY2004 (Forecast) (A)	1HFY2004 (Actual)	3QFY2004 (Actual)	(Actual) (B)	(A)-(B)
Net operating income	**145.0**	64.3	98.9	135.6	9.3
Net income	**85.0**	48.7	74.4	79.6	5.3

(Non-consolidated)

		Billions of Yen				
		FY2004			FY2003	Change
		Full FY2004 (Forecast) (A)	1HFY2004 (Actual)	3QFY2004 (Actual)	(Actual) (B)	(A)-(B)
Net business profits before credit costs		**140.0**	61.4	94.3	145.0	-5.0
Net business profits		**135.0**	58.3	89.4	140.3	-5.3
Total credit costs		**0.0**	-13.1	-8.8	21.8	-21.8
Banking a/c net credit costs		**-5.0**	-16.2	-13.6	17.1	-22.1
Trust a/c net credit costs		**5.0**	3.1	4.8	4.6	0.3
Other non-recurring items		**-5.0**	1.1	2.4	0.8	-5.8
Net operating income		**135.0**	58.8	88.3	122.1	12.8
Net income		**80.0**	46.3	63.3	73.9	6.0
Dividend per stock	Dividend per common stock (Yen)	**10.00**	-	-	6.00	4.00
	Dividend per preferred stock (Yen)	-	-	-	6.08	-6.08

Note: Forecast is subject to change.

3. BIS capital adequacy ratio forecast (Consolidated)

	Mar. 2005 (Forecast)	Sep. 2004 (Actual)	Mar. 2004 (Actual)
BIS capital ratio	Middle of 12%	13.24%	12.45%
Tier I ratio	7.0 - 7.5%	7.38%	7.07%

Note 1. Forecast is subject to change.
2. The value of stocks used for the forecast is calculated by using the average market price during the last month of the term.

4. Assets classified under the Financial reconstruction law (After partial direct write-offs)

Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Dec. 2004	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Assets classified under the Financial reconstruction law (a)	**215,122**	223,001	288,908	-7,879	-73,786
Loans in bankrupt and practically bankrupt	**84,142**	79,201	18,731	4,941	65,411
Doubtful loans	**45,682**	47,882	113,101	-2,200	-67,418
Substandard loans (b)	**85,297**	95,917	157,075	-10,620	-71,778
Ordinary assets	**9,932,109**	9,931,782	10,121,852	327	-189,742
Loans to substandard debtors (excluding Substandard loans) (c)	**22,329**	19,350	4,803	2,979	17,525
Loans to special mention debtors (excluding (b) and (c))	**430,623**	427,094	497,176	3,529	-66,552
Loans to ordinary debtors	**9,479,156**	9,485,337	9,619,872	-6,181	-140,716
Total loan balance (d)	**10,147,232**	10,154,783	10,410,761	-7,551	-263,528
Ratio to total loan balance (a) / (d)	**2.1%**	2.2%	2.8%	-0.1%	-0.7%
Loans to substandard debtors (b)+(c)	**107,626**	115,267	161,879	-7,640	-54,252

Note: Result of self-assessment as of December 31, 2004 is reflected on the disclosed figures.

5. Ending balance of domestic loans (Non-consolidated)

	Millions of Yen				
	Dec. 2004	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Banking account	**8,751,317**	8,752,611	8,887,978	-1,294	-136,661
Trust account (Principal guaranteed)	**800,401**	848,292	1,029,541	-47,890	-229,139
Total	**9,551,719**	9,600,904	9,917,519	-49,185	-365,800

6. Ending balance of domestic deposits and principal guaranteed trust (Non-consolidated)

	Millions of Yen				
	Dec. 2004	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
Banking account	**8,040,706**	8,177,999	8,045,061	-137,293	-4,355
Individuals	**6,158,284**	6,085,181	5,856,054	73,103	302,230
Corporations and other organizations	**1,882,421**	2,092,818	2,189,007	-210,397	-306,585
Trust account (Principal guaranteed)	**2,121,943**	2,141,232	2,400,866	-19,288	-278,922
Individuals	**1,566,636**	1,635,067	1,862,507	-68,430	-295,871
Corporations and other organizations	**555,307**	506,165	538,332	49,142	16,974
Others	**-**	-	26	-	-26
Total	**10,162,650**	10,319,232	10,445,928	-156,582	-283,278

Note: Excluding NCDs and offshore accounts.

7. Securities (Consolidated)

(1) Available-for-sale securities with market value

	Millions of Yen							
	Dec. 2004			March. 2004			Change of cost	Change of unrealized gains/losses
	Cost	Book value	Unrealized gains/losses	Cost	Book value	Unrealized gains/losses		
Japanese stocks	**431,509**	562,555	131,045	450,824	609,902	159,077	-19,314	-28,031
Japanese bonds	**1,053,230**	1,053,503	273	1,165,292	1,156,378	-8,914	-112,062	9,187
Government bonds	**851,818**	851,359	-458	933,310	924,240	-9,069	-81,492	8,611
Municipal bonds	**48,061**	48,116	55	60,228	59,955	-273	-12,167	329
Corporate bonds	**153,350**	154,027	676	171,753	172,183	429	-18,402	246
Foreign securities and others	**1,768,062**	1,767,913	-149	1,501,371	1,511,710	10,339	266,691	-10,488
Total	**3,252,803**	3,383,972	131,169	3,117,489	3,277,991	160,502	135,314	-29,333

Note 1. Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen. Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.

2. Values are calculated by using the average market prices during the last month of the term as for "Japanese stocks", and by using the market prices at the end of the term as for "Japanese bonds" and "Foreign securities and others".

(2) Held-to-maturity debt securities with market value

	Millions of Yen							
	Dec. 2004			March. 2004			Change of book value	Change of net
	Book value (Cost)	Market value	Net	Book value (Cost)	Market value	Net		
Japanese government bonds	**427,638**	430,131	2,493	279	278	-1	427,358	2,494
Corporate bonds	**368,294**	368,877	583	-	-	-	368,294	583
Foreign government bonds and others	**7,195**	7,416	220	10,110	10,481	370	-2,915	-150
Total	**803,127**	806,425	3,297	10,390	10,760	369	792,737	2,927

Note: Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen. Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.

Investments in affiliates

	Millions of Yen							
	Dec. 2004			March. 2004			Change of cost	Change of net
	Cost	Market value	Net	Cost	Market value	Net		
Investments in affiliates	**1,096**	11,969	10,872	1,096	13,710	12,613	-	-1,741

8. Trust accounts (Non-consolidated)

	Millions of Yen				
	Dec. 2004	Sep. 2004	Mar. 2004	Change from Sep. 2004	Change from Mar. 2004
<Assets>					
Loans and bills discounted	**974,405**	1,001,893	1,132,607	-27,488	-158,202
Investment securities	**6,169,393**	5,950,395	5,796,846	218,997	372,546
Money held in trust	**35,681,959**	36,063,837	37,804,184	-381,877	-2,122,225
Securities held in custody accounts	**645**	645	875	0	-230
Money claims	**3,373,228**	3,389,575	3,375,654	-16,346	-2,425
Premises and equipment	**2,515,073**	2,452,159	2,095,424	62,913	419,649
Other claims	**118,538**	85,390	73,831	33,147	44,706
Loans to banking account	**1,437,923**	1,409,181	1,425,148	28,742	12,775
Cash and due from banks	**239,364**	213,256	184,590	26,108	54,774
Total assets	**50,510,533**	50,566,336	51,889,165	-55,803	-1,378,632
<Liabilities>					
Money trust	**17,195,383**	16,880,087	18,475,916	315,295	-1,280,532
Pension trust	**5,243,121**	5,544,434	6,017,425	-301,312	-774,304
Property formation benefit trusts	**10,193**	9,841	11,256	351	-1,063
Loan trusts	**1,074,470**	1,128,654	1,362,069	-54,183	-287,598
Securities investment trusts	**8,077,936**	7,815,287	7,210,767	262,649	867,169
Money entrusted, other than money trusts	**1,830,079**	2,350,478	2,689,844	-520,398	-859,765
Securities trusts	**9,488,424**	9,294,997	9,119,565	193,427	368,858
Money claims trusts	**3,092,814**	3,112,772	3,060,074	-19,957	32,739
Equipment trusts	**3,206**	3,658	4,123	-452	-917
Land and fixtures trusts	**159,942**	163,490	176,288	-3,547	-16,345
Other trusts	**4,334,960**	4,262,634	3,761,832	72,325	573,127
Total liabilities	**50,510,533**	50,566,336	51,889,165	-55,803	-1,378,632

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

Jan. 28, 2005

Financial Results for the Third Quarter of Fiscal Year 2004

The Sumitomo Trust and Banking Company, Limited ("the Bank", hereafter) announces its financial results for the third quarter of fiscal year 2004 ended December 31. The financial summary is stated as below. Financial results are not audited.

Financial Results for the Third Quarter of Fiscal Year 2004 <under Japanese GAAP>

Third-Quarters Ended December 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2004 (unaudited)	2003	% change	2004
<Consolidated>				
Ordinary Income	352,348			3,380.8
Net Ordinary Income	98,917			949.1
Net Income	74,450			714.4
Total Assets	15,741,034			151,036.6
Total Stockholders' Equity	851,874			8,173.8
Per Share		Yen	change	U.S.Dollars
Net Income	46.47			0.45
Net Income (fully diluted)	44.67			0.43
Stockholders' Equity	511.30			4.91

Third-Quarters Ended December 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2004 (unaudited)	2003	% change	2004
<Non-consolidated>				
Ordinary Income	335,038			3,214.7
Net Ordinary Income	88,381			848.0
Net Income	63,390			608.2
Total Assets	15,859,834			152,176.5
Total Stockholders' Equity	844,963			8,107.5
Per Share		Yen	change	U.S.Dollars
Net Income	39.57			0.38
Net Income (fully diluted)	38.04			0.36
Stockholders' Equity	507.15			4.87
		%	change	
Equity to Total Assets Ratio	5.3			

The Sumitomo Trust & Banking Co., Ltd.

Jan. 28, 2005

Income Forecasts for Fiscal Year 2004

There are no changes to income forecasts announced on November 24, 2004.

- Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

Notes :

Basis of Presenting Financial Information

- This financial information is summarized translations of the brief financial statements and explanatory material.
- U.S. dollar amounts are converted, for convenience only, at 104.22 yen per dollar (Interbank rate in Tokyo at December 30, 2004).
- All amounts less than one million yen are presented on a rounding down basis.

Criteria for Presentation of Quarterly Financial Statements

- Adoption of simplified accounting methods : None
- Changes in the accounting policies compared with the ones applied for the latest fiscal year :
  From the first half ended September 30, 2004, trust fees based on the balance of entrusted assets formerly accounted only at the end of each trust accounting period have been accrued for the period elapsed.
- Changes in the scope of consolidation and application of the equity method :
  Consolidation : Newly included 2, Excluded 1,   Equity Method : Newly included 4

Others

- Since the Bank has started a disclosure of its quarterly financial information from the first quarter ended June 30, 2004, figures for the third quarter ended December 31, 2003 are not stated.

For further information, please contact Koichi Onaka / Financial Management Department
at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : onaka@sumitomotrust.co.jp.

Consolidated Balance Sheets

Millions of Yen, except for percentages

	Dec-04 (unaudited)	Dec-03	Change	%Change	Mar-04
Assets:					
Cash and Due from Banks	498,494				747,328
Call Loans and Bills Bought	206,731				205,377
Commercial Paper and Other Debt Purchased	152,483				104,628
Trading Assets	290,933				301,134
Money Held in Trust	2,000				686
Investment Securities	4,585,400				3,636,779
Loans and Bills Discounted	8,727,761				8,862,059
Foreign Exchanges	14,661				13,339
Other Assets	723,464				1,015,665
Premises and Equipment	106,409				108,861
Deferred Tax Assets	120,386				150,047
Customers' Liabilities for Acceptances and Guarantees	402,391				340,283
Reserve for Possible Loan Losses	(87,058)				(111,785)
Reserve for Losses on Investment Securities	(3,027)				(3,027)
Total Assets	15,741,034				15,371,378
Liabilities:					
Deposits	8,846,948				8,785,275
Negotiable Certificates of Deposit	1,613,860				1,382,259
Call Money and Bills Sold	233,700				150,700
Payables under Repurchase Agreements	970,988				1,024,599
Collateral for Lending Securities	178,151				239,138
Trading Liabilities	48,234				47,171
Borrowed Money	160,430				155,393
Foreign Exchanges	8,056				7,216
Corporate Bonds	397,800				330,500
Convertible Bonds	-				70
Borrowed Money from Trust Account	1,437,923				1,425,148
Other Liabilities	492,604				576,391
Reserve for Employee Bonuses	1,027				4,216
Reserve for Employee Retirement Benefits	2,621				2,440
Deferred Tax Liabilities	649				254
Deferred Tax Liabilities on Revaluation Reserve for Land	6,627				6,826
Negative Goodwill	691				1,106
Acceptances and Guarantees	402,391				340,283
Total Liabilities	14,802,709				14,478,992
Minority Interest	86,451				90,356
Stockholders' Equity:					
Capital Stock	287,053				287,018
Capital Surplus	240,472				240,437
Retained Earnings	257,502				192,150
Revaluation Reserve for Land, Net of Tax	(3,530)				(3,235)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	79,997				95,941
Foreign Currency Translation Adjustment	(5,169)				(5,848)
Treasury Stock	(4,451)				(4,433)
Total Stockholders' Equity	851,874				802,029
Total Liabilities, Minority Interest and Stockholders' Equity	15,741,034				15,371,378

Consolidated Statements of Operations

Millions of Yen, except for percentages

	Dec-04 (unaudited)	Dec-03	Change	%Change	Mar-04
Ordinary Income:					
Trust Fees	46,982				76,401
Interest Income:	175,516				213,292
Interest on Loans and Discounts	88,975				120,786
Interest and Dividends on Securities	68,785				86,168
Fees and Commissions	58,688				72,137
Trading Revenue	2,363				3,760
Other Operating Income	35,051				76,227
Other Ordinary Income	33,745				56,437
Total Ordinary Income	352,348				498,256
Ordinary Expenses:					
Interest Expenses:	67,208				93,583
Interest on Deposits	23,701				29,964
Fees and Commissions	14,412				19,309
Other Operating Expenses	39,737				49,015
General and Administrative Expenses	102,160				132,716
Other Ordinary Expenses	29,911				67,940
Total Ordinary Expenses	253,431				362,565
Net Ordinary Income	98,917				135,690
Extraordinary Income	24,706				8,017
Extraordinary Expenses	3,640				5,052
Income before Income Taxes	119,983				138,656
Provision for Income Taxes:					
Current	1,244				1,201
Deferred	41,630				54,025
Minority Interest in Net Income	2,658				3,798
Net Income	74,450				79,629

Consolidated Statements of Capital Surplus and Retained Earnings

Millions of Yen, except for percentages

	Dec-04 (unaudited)	Dec-03	Change	%Change	Mar-04
(Capital Surplus)					
Balance at Beginning of the Period	**240,437**				240,435
Increase	**35**				2
Balance at End of the Period	**240,472**				240,437
(Retained Earnings)					
Balance at Beginning of the Period	**192,150**				114,190
Increase	**75,089**				83,095
Decrease	**9,737**				5,135
Balance at End of the Period	**257,502**				192,150

Non-Consolidated Balance Sheets

Millions of Yen, except for percentages

	Dec-04 (unaudited)	Dec-03	Change	%Change	Mar-04
Assets:					
Cash and Due from Banks	491,315				751,656
Call Loans	175,654				114,789
Bills Bought	-				62,600
Commercial Paper and Other Debt Purchased	151,883				102,428
Trading Assets	291,413				301,896
Money Held in Trust	2,000				686
Investment Securities	4,582,804				3,636,250
Loans and Bills Discounted	8,751,317				8,887,978
Foreign Exchanges	14,661				13,339
Other Assets	708,633				1,001,024
Premises and Equipment	95,606				97,932
Deferred Tax Assets	112,097				141,371
Customers' Liabilities for Acceptances and Guarantees	571,652				474,756
Reserve for Possible Loan Losses	(84,432)				(109,091)
Reserve for Losses on Investment Securities	(4,774)				(4,774)
Total Assets	15,859,834				15,472,846
Liabilities:					
Deposits	8,815,413				8,758,651
Negotiable Certificates of Deposit	1,620,710				1,387,329
Call Money	-				90,000
Payables under Repurchase Agreements	970,988				1,024,599
Collateral for Lending Securities	178,151				239,138
Bills Sold	233,700				60,700
Trading Liabilities	48,714				47,933
Borrowed Money	477,430				445,567
Foreign Exchanges	8,143				12,664
Corporate Bonds	162,700				122,700
Convertible Bonds	-				70
Borrowed Money from Trust Account	1,437,923				1,425,148
Other Liabilities	481,614				564,547
Reserve for Employee Bonuses	791				3,476
Reserve for Employee Retirement Benefits	307				305
Deferred Tax Liabilities on Revaluation Reserve for Land	6,627				6,826
Acceptances and Guarantees	571,652				474,756
Total Liabilities	15,014,870				14,664,414
Stockholders' Equity:					
Capital Stock	287,053				287,018
Capital Surplus	240,472				240,437
Additional Paid-in Capital	240,472				240,437
Retained Earnings	247,838				193,861
Legal Retained Earnings	46,580				45,603
Voluntary Reserves	131,872				68,872
Unappropriated Profit at End of the Period	69,385				79,385
Net Income	63,390				73,928
Revaluation Reserve for Land, Net of Tax	(3,530)				(3,235)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	77,581				94,783
Treasury Stock	(4,451)				(4,433)
Total Stockholders' Equity	844,963				808,432
Total Liabilities and Stockholders' Equity	15,859,834				15,472,846

Non-Consolidated Statements of Operations and Retained Earnings

Millions of Yen, except for percentages

	Dec-04 (unaudited)	Dec-03	Change	%Change	Mar-04
Ordinary Income:					
Trust Fees	46,982				76,401
Interest Income:	174,782				212,429
Interest on Loans and Discounts	89,173				120,930
Interest and Dividends on Securities	67,896				85,749
Fees and Commissions	47,005				57,984
Trading Revenue	2,363				3,760
Other Operating Income	35,053				76,201
Other Ordinary Income	28,852				51,956
Total Ordinary Income	335,038				478,733
Ordinary Expenses:					
Interest Expenses:	68,740				94,981
Interest on Deposits	23,238				29,456
Fees and Commissions	24,249				30,453
Other Operating Expenses	39,725				49,015
General and Administrative Expenses	84,719				113,467
Other Ordinary Expenses	29,222				68,705
Total Ordinary Expenses	246,657				356,622
Net Ordinary Income	88,381				122,110
Extraordinary Income	19,464				8,843
Extraordinary Expenses	3,583				4,955
Income before Income Taxes	104,263				125,998
Provision for Income Taxes:					
Current	64				104
Deferred	40,808				51,965
Net Income	63,390				73,928
Retained Earnings Brought Forward from Previous Year	5,708				4,359
Transfer from Revaluation Reserve for Land, Net of Tax	294				1,098
Deferential Loss on Disposal of Treasury Stock	6				1
Unappropriated Profit at End of the Period	69,385				79,385